Exhibit 99.2

Dear Span-America Team Members:

The Span-America board of directors has approved an agreement to sell Span-America Medical Systems, Inc. to Savaria Corporation. Under the terms of the agreement, Savaria Corporation is purchasing all of Span-America’s outstanding shares for $29.00 per share. The transaction, which was unanimously approved by Span-America’s board of directors, is expected to close by the end of June 2017. Following the close of the transaction, Span-America will become a wholly-owned subsidiary of Savaria and Span-America’s shares will no longer be listed on any public market. Span-America’s news release announcing the transaction will be available shortly.

Savaria Corporation is a dynamic, industry-leader in the manufacture and sale of accessibility lifts, wheelchair-accessible vans and elevators. Because of Savaria’s products are highly-complementary to Span-America’s, we believe the transaction will grow sales of Span-America’s therapeutic support surfaces and pressure management products for the medical market. Savaria believes Span-America’s employees, manufacturing facilities and sales networks are crucial to Savaria’s continued growth and success.

Until the transaction is complete, Span-America and Savaria will continue to operate as independent companies, and it remains business as usual. The most important thing you can do is stay focused on your day-to-day responsibilities.

This announcement is likely to generate interest from the media and other third parties, and as always, it is important for us to speak with one voice. If you receive any calls from the media, please do not discuss any information with them, but instead refer them to either me or Richard Coggins at (864) 288-8877 who will respond on the Company’s behalf. If you receive any calls from investors, please forward them to me or Richard at (864) 288-8877.

Thank you for your continued dedication to Span-America’s success during this transition.

Sincerely,

James D. Ferguson

Chief Executive Officer

Additional Information about the Proposed Transaction and Where to Find It

The proposed transaction described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any of the securities of Span-America Medical Systems, Inc. (the “Company”). The solicitation and the offer to buy the shares of Company common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Savaria Corporation intends to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the proposed transaction. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the proposed transaction free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at http://www.spanamerica.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.